UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE
ACT OF 1934
(Amendment No. 1)
iPAYMENT, INC.

(Name of the Issuer)
iPAYMENT, INC.
iPAYMENT MERGERCO, INC.
iPAYMENT HOLDINGS, INC.
GREGORY S. DAILY
CARL A. GRIMSTAD

(Name of the Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
46262E 10-5

(CUSIP Number of Class of Securities)

AFSHIN M. YAZDIAN Executive Vice President, General Counsel and Secretary iPayment, Inc. 40 Burton Hills Boulevard, Suite 415 Nashville, Tennessee 37215	GREGORY S. DAILY CARL A. GRIMSTAD iPAYMENT HOLDINGS, INC. iPAYMENT MERGERCO, INC. c/o Registered Agent Solutions, Inc. 32 Loockerman Square, Suite 109 Dover, Delaware 19904

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Person(s) Filing Statement)

COPIES TO:

MARK L. MANDEL, ESQ. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 PATRICK J. DOOLEY, ESQ. Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022	JEFFREY J. ROSEN, ESQ. GREGORY V. GOODING, ESQ. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022
This statement is filed in connection with (check the appropriate box):
a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☑
Check the following box if the filing is a final amendment reporting the results of the transaction. ☐
CALCULATION OF FILING FEE*

TRANSACTION VALUATION $637,574,987	AMOUNT OF FILING $68,073

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): The filing fee of $68,073 was calculated pursuant to Rule 0-11(c)(1) based upon the sum of: (a) the product of 13,987,635 shares of common stock of iPayment, Inc. outstanding as of January 16, 2006 (which figure excludes 3,737,546 shares owned by iPayment Holdings, Inc. and iPayment MergerCo, Inc., including shares to be delivered to iPayment Holdings, Inc. by Gregory S. Daily, Carl A. Grimstad and certain parties related to them immediately prior to the effective time of the merger) and the merger consideration of $43.50 per share (equal to $608,462,123), and (b) the difference between the merger consideration of $43.50 per share and the exercise price per share of each of 1,276,595 outstanding options to purchase shares of iPayment, Inc. common stock in which the exercise price per share is less than $43.50 per share, multiplied by the number of shares of iPayment, Inc. common stock issuable upon exercise of each such option (equal to $29,112,864). The resulting sum was multiplied by $107.00 per $1,000,000 of the aggregate merger consideration of $637,574,987.
☑ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$68,073

Form or Registration No.:	Schedule 14A

Filing Party:	iPayment, Inc.

Date Filed:	February 6, 2006

INTRODUCTION
This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being jointly filed by: (1) iPayment, Inc., a Delaware corporation (“iPayment”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) iPayment Holdings, Inc., a Delaware corporation newly formed by Gregory S. Daily and Carl A. Grimstad, together with GSD Trust Partners, LLC, the Daily Family Foundation, the Trust for the benefit of A.S. Daily, the Trust for the benefit of C.C. Daily, the Trust for the benefit of C.M. Daily, the Trust for the benefit of G.R. Daily, Harold H. Stream, III, Sandra S. Miller, Stream Family Ltd. Partners, the Opal Gray Trust, the M.G. Stream Trust FBO H. H. Stream, III, the M.G. Stream Trust FBO S.G. Stream and the M.G. Stream Trust FBO W.G. Stream, each of which is, is controlled by, or is a trust for the benefit of, Mr. Daily or Mr. Grimstad or a member of Mr. Daily’s or Mr. Grimstad’s family; (3) iPayment MergerCo, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings (“MergerCo”); (4) Gregory S. Daily, the Chairman and Chief Executive Officer of iPayment; and (5) Carl A. Grimstad, the President of iPayment. iPayment, Holdings, MergerCo, Gregory S. Daily, and Carl A. Grimstad are hereinafter collectively referred to as the “Filing Persons.”
Pursuant to an Agreement and Plan of Merger, dated as of December 27, 2005 (the “Merger Agreement”), among Holdings, MergerCo and iPayment, MergerCo will merge with and into iPayment, and iPayment will remain as the surviving corporation.
Upon completion of the merger, each issued and outstanding share of iPayment’s common stock (other than shares of iPayment’s common stock held by Holdings or any of its subsidiaries immediately prior to the effective time of the merger, shares of iPayment’s common stock held by iPayment or any of its subsidiaries and shares held by iPayment’s stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $43.50 in cash without interest. Such merger consideration will be increased by an amount (the “Adjustment Amount”) equal to $0.0085 multiplied by the number of days, if any, from and after the 20th calendar day after satisfaction of the conditions precedent relating to stockholder approval, no injunction or illegality and antitrust laws, through and including the day of the closing of the merger. In the merger, each outstanding option to purchase iPayment common stock granted under iPayment’s stock option plan will be canceled. In exchange for such cancellation, option holders will receive in respect of each option a cash payment equal to the excess of $43.50, plus the Adjustment Amount, if any, over the per share exercise price of such option for each share of iPayment common stock covered by such option.
Following completion of the merger, iPayment will continue its operations, but as a privately held company. Upon completion of the merger, Holdings will own 100% of iPayment’s common stock.
Concurrently with the filing of this Schedule 13E-3, iPayment is filing a revised preliminary proxy statement (the “Preliminary Proxy Statement”) pursuant to the definitive version of which the stockholders of iPayment will be given notice of the merger and iPayment’s board of directors will be soliciting proxies from the stockholders of iPayment in connection with the merger.
The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that iPayment is “controlled” by Holdings, MergerCo, Gregory S. Daily or Carl A. Grimstad.

iPayment has supplied all information contained in the Preliminary Proxy Statement and this Schedule 13E-3 relating to iPayment, its subsidiaries and their respective directors, officers and affiliates. Holdings has supplied all information contained in the Preliminary Proxy Statement and this Schedule 13E-3 relating to Holdings, MergerCo, Gregory S. Daily and Carl A. Grimstad (other than solely in their respective capacities as directors and officers of iPayment), and the other prospective stockholders of Holdings. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion and amendment.

ITEM 1. SUMMARY TERM SHEET.
The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SUMMARY” in the Preliminary Proxy Statement is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) Name and Address. The information contained in the section entitled “THE PARTICIPANTS” in the Preliminary Proxy Statement is incorporated herein by reference.
(b) Securities. The information contained in the sections entitled “TRADING MARKETS AND MARKET PRICE” and “COMMON STOCK PURCHASE INFORMATION—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.
(c) Trading Market and Price. The information contained in the section entitled “TRADING MARKETS AND MARKET PRICE” in the Preliminary Proxy Statement is incorporated herein by reference.
(d) Dividends. The information contained in the section entitled “TRADING MARKETS AND MARKET PRICE” in the Preliminary Proxy Statement is incorporated herein by reference.
(e) Prior Public Offerings. Not applicable.
(f) Prior Stock Purchases. The information contained in the section entitled “COMMON STOCK PURCHASE INFORMATION” in the Preliminary Proxy Statement is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSONS.
(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections entitled “THE PARTICIPANTS” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the Preliminary Proxy Statement and in APPENDIX D, “INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF iPAYMENT, INC.,” and APPENDIX E, “INFORMATION RELATING TO iPAYMENT HOLDINGS, INC., iPAYMENT MERGERCO, INC., GREGORY S. DAILY AND CARL A. GRIMSTAD AND

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF iPAYMENT HOLDINGS, INC. AND iPAYMENT MERGERCO, INC.,” to the Preliminary Proxy Statement is incorporated herein by reference. iPayment, a Filing Person, is the subject company.
ITEM 4. TERMS OF THE TRANSACTION.
(a)(1) Tender Offers. Not applicable.
(a)(2)(i) Transaction Description. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY” and “THE MERGER AGREEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.
(a)(2)(ii) Consideration. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY” and “THE MERGER AGREEMENT—PAYMENT FOR SHARES” in the Preliminary Proxy Statement is incorporated herein by reference.
(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS,” “SPECIAL FACTORS—POSITION OF HOLDINGS, MERGERCO, GREGORY S. DAILY AND CARL A. GRIMSTAD AS TO THE FAIRNESS OF THE MERGER” and “SPECIAL FACTORS—PURPOSE AND STRUCTURE OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.
(a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY” and “THE SPECIAL MEETING—RECORD DATE AND VOTING INFORMATION” in the Preliminary Proxy Statement is incorporated herein by reference.
(a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER” and “SPECIAL FACTORS—INTERESTS OF iPAYMENT’S DIRECTORS AND OFFICERS IN THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.
(a)(2)(vi) Accounting Treatment. The information contained in the sections entitled “SUMMARY” and “SPECIAL FACTORS—MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” in the Preliminary Proxy Statement is incorporated herein by reference.
(a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY” and “SPECIAL FACTORS—MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” in the Preliminary Proxy Statement is incorporated herein by reference.

(c) Different Terms. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER” and “SPECIAL FACTORS—INTERESTS OF iPAYMENT’S DIRECTORS AND OFFICERS IN THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.
(d) Appraisal Rights. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY” and “SPECIAL FACTORS—APPRAISAL RIGHTS” in the Preliminary Proxy Statement and in APPENDIX C, “SECTION 262 OF THE DELAWARE GENERAL CORPORATE LAW,” to the Preliminary Proxy Statement is incorporated herein by reference.
(e) Provisions for Unaffiliated Security Holders. The information contained in the section entitled “COMMON STOCK PURCHASE INFORMATION—WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the Preliminary Proxy Statement is incorporated herein by reference.
(f) Eligibility for Listing or Trading. Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a) Transactions. None.
(b), (c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER,” “SPECIAL FACTORS—INTERESTS OF iPAYMENT’S DIRECTORS AND OFFICERS IN THE MERGER” and “COMMON STOCK PURCHASE INFORMATION” in the Preliminary Proxy Statement is incorporated herein by reference.
(e) Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER,” “SPECIAL FACTORS—INTERESTS OF iPAYMENT’S DIRECTORS AND OFFICERS IN THE MERGER” and “THE MERGER AGREEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(b) Use of Securities Acquired. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER” and “THE MERGER AGREEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER,” “SPECIAL FACTORS—INTERESTS OF iPAYMENT’S DIRECTORS AND OFFICERS IN THE MERGER,” “SPECIAL FACTORS—MERGER FINANCING” and “THE MERGER AGREEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
(a), (c) Purposes; Reasons. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS,” “SPECIAL FACTORS—POSITION OF HOLDINGS, MERGERCO, GREGORY S. DAILY AND CARL A. GRIMSTAD AS TO THE FAIRNESS OF THE MERGER” and “SPECIAL FACTORS—PURPOSE AND STRUCTURE OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.
(b) Alternatives. The information contained in the sections entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS,” “SPECIAL FACTORS—POSITION OF HOLDINGS, MERGERCO, GREGORY S. DAILY AND CARL A. GRIMSTAD AS TO THE FAIRNESS OF THE MERGER” and “SPECIAL FACTORS—PURPOSE AND STRUCTURE OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.
(d) Effects. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—EFFECTS OF THE MERGER; PLANS OR PROPOSALS AFTER THE MERGER,” “SPECIAL FACTORS—INTERESTS OF iPAYMENT’S DIRECTORS AND OFFICERS IN THE MERGER,” “SPECIAL FACTORS—MERGER FINANCING,” “SPECIAL FACTORS—ESTIMATED FEES AND EXPENSES OF THE MERGER,” “SPECIAL FACTORS—MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” and “THE MERGER AGREEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.
ITEM 8. FAIRNESS OF THE TRANSACTION.
(a), (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS,” “SPECIAL FACTORS—RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS,” “SPECIAL FACTORS—POSITION OF HOLDINGS, MERGERCO, GREGORY S. DAILY AND CARL A. GRIMSTAD AS TO THE FAIRNESS OF THE MERGER,” “SPECIAL FACTORS—PURPOSE AND STRUCTURE OF THE MERGER” and “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE” in the Preliminary Proxy Statement and in APPENDIX B, “OPINION OF LAZARD FRÈRES & CO. LLC,” to the Preliminary Proxy Statement is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “THE SPECIAL MEETING—RECORD DATE AND VOTING INFORMATION,” “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS,” “SPECIAL FACTORS—POSITION OF HOLDINGS, MERGERCO, GREGORY S. DAILY AND CARL A. GRIMSTAD AS TO THE FAIRNESS OF THE MERGER,” “THE MERGER AGREEMENT—CONDITIONS TO COMPLETING THE MERGER” and “SPECIAL FACTORS—TERMINATION” in the Preliminary Proxy Statement is incorporated herein by reference.
(d) Unaffiliated Representative. The information contained in the section entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS” and “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE” in the Preliminary Proxy Statement is incorporated herein by reference.
(e) Approval of Directors. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS” and “SPECIAL FACTORS—POSITION OF HOLDINGS, MERGERCO, GREGORY S. DAILY AND CARL A. GRIMSTAD AS TO THE FAIRNESS OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.
(f) Other Offers. The information contained in the sections entitled “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS,” and “SPECIAL FACTORS—POSITION OF HOLDINGS, MERGERCO, GREGORY S. DAILY AND CARL A. GRIMSTAD AS TO THE FAIRNESS OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled “SUMMARY,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS,” “SPECIAL FACTORS—POSITION OF HOLDINGS, MERGERCO, GREGORY S. DAILY AND CARL A. GRIMSTAD AS TO THE FAIRNESS OF THE MERGER,” “SPECIAL FACTORS—PROJECTED FINANCIAL INFORMATION,” “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE” and “COMMON STOCK PURCHASE INFORMATION—WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the Preliminary Proxy Statement and in APPENDIX B, “OPINION OF LAZARD FRÈRES & CO. LLC,” to the Preliminary Proxy Statement is incorporated herein by reference.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled “SUMMARY” and “SPECIAL FACTORS—MERGER FINANCING” in the Preliminary Proxy Statement is incorporated herein by reference.
(c) Expenses. The information contained in the sections entitled “SUMMARY,” “THE SPECIAL MEETING—EXPENSES OF PROXY SOLICITATION” and “SPECIAL FACTORS—ESTIMATED FEES AND EXPENSES OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) Securities Ownership. The information contained in the section “COMMON STOCK PURCHASE INFORMATION—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the Preliminary Proxy Statement is incorporated herein by reference.
(b) Securities Transactions. None.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “THE SPECIAL MEETING—RECORD DATE AND VOTING INFORMATION” and “SPECIAL FACTORS—INTERESTS OF iPAYMENT’S DIRECTORS AND OFFICERS IN THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.
(e) Recommendations to Others. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SUMMARY,” “SPECIAL FACTORS—REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS” and “SPECIAL FACTORS—POSITION OF HOLDINGS, MERGERCO, GREGORY S. DAILY AND CARL A. GRIMSTAD AS TO THE FAIRNESS OF THE MERGER” in the Preliminary Proxy Statement is incorporated herein by reference.
ITEM 13. FINANCIAL STATEMENTS.
(a) Financial Information. The information contained in the sections entitled “iPAYMENT’S SELECTED HISTORICAL FINANCIAL DATA” and “COMMON STOCK PURCHASE INFORMATION—WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the Preliminary Proxy Statement is incorporated herein by reference, including Item 8, “FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA,” of iPayment’s most recent Annual Report for the Fiscal Year ended December 31, 2004 on Form 10-K attached as APPENDIX F to the Preliminary Proxy Statement, and Item 1, “FINANCIAL STATEMENTS,” of iPayment’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2005 attached as APPENDIX G to the Preliminary Proxy Statement.
(b) Pro Forma Information. Not applicable.
ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a), (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled “SUMMARY,” “THE SPECIAL MEETING—EXPENSES OF PROXY SOLICITATION,” “SPECIAL FACTORS—BACKGROUND OF THE MERGER,” “SPECIAL FACTORS—ESTIMATED FEES AND EXPENSES OF THE MERGER” and “SPECIAL FACTORS—OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE” in the Preliminary Proxy Statement and in APPENDIX B, “OPINION OF LAZARD FRÈRES & CO. LLC,” to the Preliminary Proxy Statement is incorporated herein by reference.
ITEM 15. ADDITIONAL INFORMATION.
(b) Other Material Information. The information contained in the Preliminary Proxy Statement, including all appendixes thereto, is incorporated herein by reference.
ITEM 16. EXHIBITS.
(a)(1) Preliminary Proxy Statement (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on March 15, 2006).
(a)(2)(1) Form of Proxy Card (incorporated herein by reference to Appendix H to Schedule 14A as filed with the Securities and Exchange Commission on March 15, 2006).
(a)(2)(2) Press Release issued by iPayment, Inc. dated December 27, 2005 (incorporated herein by reference to the current report on Form 8-K as filed with the Securities and Exchange Commission on December 27, 2005).
(b) Not applicable.
(c)(1) Opinion of Lazard Frères & Co. LLC, dated December 27, 2005 (incorporated herein by reference to Appendix B to Schedule 14A as filed with the Securities and Exchange Commission on March 15, 2006).
(c)(2) Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated December 27, 2005.*†
(c)(3) Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated November 3, 2005.*†
(c)(4) Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated October 12, 2005.*†
(c)(5) Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated July 15, 2005.*†
(d) Agreement and Plan of Merger, dated as of December 27, 2005, by and among iPayment MergerCo, Inc., iPayment Holdings, Inc. and iPayment, Inc. (incorporated herein by reference to

Appendix A to Schedule 14A as filed with the Securities and Exchange Commission on March 15, 2006).
(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to Schedule 14A as filed with the Securities and Exchange Commission on March 15, 2006).
(g) Not applicable.

*  Previously filed

†  Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on iPayment’s and/or, where applicable, Holdings, MergerCo, Gregory S. Daily or Carl A. Grimstad’s current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning possible or assumed future results of operations and also include those preceded or followed by words such as “anticipates,” “believes,” “thinks,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” “plans,” “targets” and/or similar expressions. The Filing Persons believe it is important to communicate management’s expectations to stockholders. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Stockholders should be aware that the occurrence of the events described in this Schedule 13E-3 and in the Preliminary Proxy Statement could have a material adverse effect on iPayment’s business, operating results and financial condition.
The forward-looking statements are not guarantees of future performance, events or circumstances, and actual results may differ materially from those contemplated by such forward-looking statements. In addition to the factors discussed in this Schedule 13E-3 and in the Preliminary Proxy Statement, including risks that stockholder approval and regulatory and third party clearances may not be obtained in a timely manner or at all, that an order or injunction may be imposed prohibiting or delaying the merger and that any other conditions to the merger may not be satisfied or waived, other factors that could cause actual results to differ materially are discussed elsewhere in this Schedule 13E-3 and in the Preliminary Proxy Statement, including the appendixes thereto, which is incorporated herein by reference.
Except to the extent required under the federal securities laws, the Filing Persons do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.
The forward-looking statements contained in this Schedule 13E-3 are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 15, 2006

iPAYMENT, INC.

By:	/s/ Clay M. Whitson

Clay M. Whitson
Chief Financial Officer
and Director

iPAYMENT HOLDINGS, INC.

By:	/s/ Gregory S. Daily

Gregory S. Daily
President

iPAYMENT MERGERCO, INC.

By:	/s/ Gregory S. Daily

Gregory S. Daily
President

/s/ Gregory S. Daily

Gregory S. Daily

/s/ Carl A. Grimstad

Carl A. Grimstad

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)	Preliminary Preliminary Proxy Statement (incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission on March 15, 2006).

(a)(2)(1)	Form of Proxy Card (incorporated herein by reference to Appendix H to Schedule 14A as filed with the Securities and Exchange Commission on March 15, 2006).

(a)(2)(2)	Press Release issued by iPayment, Inc. dated December 27, 2005 (incorporated herein by reference to the current report on Form 8-K as filed with the Securities and Exchange Commission on December 27, 2005).

(b)	Not applicable.

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated December 27, 2005 (incorporated herein by reference to Appendix B to Schedule 14A as filed with the Securities and Exchange Commission on March 15, 2006).

(c)(2)	Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated December 27, 2005.*†

(c)(3)	Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated November 3, 2005.*†

(c)(4)	Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated October 12, 2005.*†

(c)(5)	Lazard Frères & Co. LLC Presentation to the Special Committee of the Board of Directors, dated July 15, 2005.*†

(d)	Agreement and Plan of Merger, dated as of December 27, 2005, by and among iPayment MergerCo, Inc., iPayment Holdings, Inc. and iPayment, Inc. (incorporated herein by reference to Appendix A to Schedule 14A as filed with the Securities and Exchange Commission on March 15, 2006).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to Schedule 14A as filed with the Securities and Exchange Commission on March 15, 2006).

(g)	Not applicable.

*  Previously filed

†  Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to an application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.